Exhibit 21.1

SUBSIDIARIES OF FOOTSTAR, INC.

The registrant owns all the outstanding equity interests of Footstar Corporation, a Texas corporation, and Footstar Acquisition, Inc., a Delaware corporation. Footstar Corporation owns all of the outstanding membership interests of Footstar HQ, LLC, a New Jersey limited liability company and all of the outstanding equity interests of FCB I Holdings, Inc, a Delaware corporation. FCB I Holdings, Inc. owns all of the outstanding equity interests of FCB I Acquisition Corp., a Delaware corporation. FCB I Acquisition Corp. owns all the outstanding membership interests of FCB I LLC, a Delaware limited liability company.  On January 3, 2011, a stockholder acquired a 19.5% interest in FCB I Holdings, Inc.

All of the subsidiaries referred to herein are included in the Consolidated Financial Statements of the registrant.

The names of other subsidiaries are omitted as, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.